February 7, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE: RiverSource Series Trust
Columbia Absolute Return Currency and Income Fund
Columbia AMT-Free Tax-Exempt Bond Fund
Columbia Asia Pacific ex-Japan Fund
Columbia Diversified Bond Fund
Columbia Diversified Equity Income Fund
Columbia Dividend Opportunity Fund
Columbia Emerging Markets Bond Fund
Columbia Emerging Markets Opportunity Fund
Columbia Equity Value Fund
Columbia European Equity Fund
Columbia Floating Rate Fund
Columbia Frontier Fund
Columbia Global Bond Fund
Columbia Global Equity Fund
Columbia Global Extended Alpha Fund
Columbia Government Money Market Fund
Columbia High Yield Bond Fund
Columbia Income Builder Fund
Columbia Income Opportunities Fund
Columbia Inflation Protected Securities Fund
Columbia Large Core Quantitative Fund
Columbia Large Growth Quantitative Fund
Columbia Large Value Quantitative Fund
Columbia Limited Duration Credit Fund
Columbia Mid Cap Growth Opportunity Fund
Columbia Mid Cap Value Opportunity Fund
Columbia Minnesota Tax-Exempt Fund
Columbia Money Market Fund
Columbia Multi-Advisor International Value Fund
Columbia Multi-Advisor Small Cap Value Fund
Columbia Portfolio Builder Aggressive Fund
Columbia Portfolio Builder Conservative Fund
Columbia Portfolio Builder Moderate Aggressive Fund
Columbia Portfolio Builder Moderate Conservative Fund
Columbia Portfolio Builder Moderate Fund
Columbia Select Large-Cap Value Fund
Columbia Select Smaller-Cap Value Fund
Columbia Seligman Communications and Information Fund

Columbia Seligman Global Technology Fund
Columbia Strategic Allocation Fund
Columbia U.S. Government Mortgage Fund
Post-Effective Amendment No. 16
File No. 333-131683/811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to comments received by telephone on January 20, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:
All Funds

Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.
Prospectuses
All Funds

Comment 2.	Please make sure the Table of Contents page follows the Cover Page of the prospectus.

Response:	The Table of Contents page will follow the Cover Page of the prospectus.

Comment 3.	Please confirm that, if a contractual waiver is disclosed in the fees and expense table, the duration of the contractual fee waiver will be for at least one year from the date of the effective Registration Statement.

Response:	In each case, the registration statement filed for the Funds is to effect a re-domicile from series of either a Minnesota business corporation or Maryland business corporation to a series of a Massachusetts business trust. The Board of each Fund recommended these re-domicile transactions to shareholders. Shareholders will consider the proposals at a special meeting to be held on February 15, 2011. Where expense caps exist for these Funds, they were contractually agreed to between the Funds and the Funds’ service providers effective with the annual registration statement update filed 60 days after each Fund’s most recent fiscal year end (the “Contractual Fee Cap Agreements”). These Contractual Fee Cap Agreements are reviewed each April and take effect for a Fund for a 12 month period beginning with the effective date of its annual prospectus update until the annual prospectus update the following year. That is, if a change to a Fund’s expense cap in its Contractual Fee Cap Agreement is determined appropriate (and agreed to by the parties), it will be take effect at the time of the Fund’s next annual prospectus update. For example, for a Fund (the “Existing Fund”) with a fiscal year end of May 31, where there exists a current expense cap (which took effect August 1, 2010, based on the process outlined above), the service providers have previously agreed to extend that expense cap through July 31, 2011. If the re-domicile transaction is approved by shareholders, the Existing Fund will reorganize into a new series of a Massachusetts business trust (the “Re-Domiciled Fund”). This re-domicile transaction is currently expected to occur on March 7, 2011. Although a new registration statement was filed in order to establish a shell under the Massachusetts business trust, all of the attributes (e.g., performance, financial highlights, etc.) and agreements, including the Contractual Fee Cap Agreement, that exist for the Existing Fund on March 6 will carry over into the Re-Domiciled Fund on March 7. As a result, the Re-Domiciled Fund will benefit from the Existing Fund’s Contractual Fee Cap Agreement, which will be reviewed again by the Board of Trustees in April 2011. To the extent a new or difference expense cap is warranted at that time, that expense cap will be included in the Re-Domiciled Fund’s annual prospectus update (which will be based on the same period as the Existing Fund’s period), effective August 1, 2011 through July 31, 2012.

Comment 4.	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently being triggered, then please remove the footnote disclosing the contractual fee waiver arrangement.

Response:	The disclosure will be revised as necessary.

Comment 5.	Please confirm the Example assumes giving effect to the contractual fee waiver arrangement in only the first year.

Response:	Yes, the Example assumes giving effect to the contractual fee waiver arrangement in only the first year, as applicable.

Comment 6.	Please make sure the disclosure about derivatives use is included as part of a Fund’s principal investment strategies or principal risks only if the Fund currently invests, or anticipates investing, a material amount in a derivative instrument. If a Fund invests in derivatives to a material extent, clearly state the types of derivatives and specific risks of investing in those types of derivatives.

Response:	The disclosure will be revised as requested.
Columbia Absolute Return Currency and Income Fund

Comment 7.	In the Principal Investment Strategies of the Fund section, please provide an example and definition of “duration.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:
Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates. For example, a five-year duration means a bond is expected to decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.
Columbia AMT-Free Tax-Exempt Bond Fund

Comment 8.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide a definition of “maturity.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:
The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.
Columbia Asia Pacific ex-Japan Fund

Comment 9.	In the Principal Investment Strategies of the Fund section, please clarify what types of securities the Fund will invest in.

Response:	The Fund’s prospectus states, within the Principal Investment Strategies of the Fund section that:

“In pursuit of the Fund’s objective, the portfolio management team constructs the portfolio by investing primarily in the stocks on the Core List, which includes companies drawn from the MSCI All Country Asia Pacific Ex-Japan Index (Index), as well as certain other companies which are not included in the Index. The portfolio management team assigns weighting to stocks from the Index and selects stocks which are not included in the Index (and assigns their weightings) using an integrated research process which combines a bottom-up approach (analysis of individual companies) with macroeconomic considerations (broad economic forecasts).”

In addition, the Fund will invest in securities permitted by the policies stated in the Statement of Additional Information (SAI).

Comment 10.	In the Summary portion, in the Principal Investment Strategies of the Fund section, please remove the second paragraph, which describes the Fund’s subadviser.

Response:	The paragraph referenced above will be deleted from the Summary.

Comment 11.	In the Principal Risks of Investing in the Fund section, please revise “Geographic Concentration Risk” so that it identifies risks of investing in the Asia Pacific Region.

Response:	The Geographic Concentration Risk has been revised to read as follows:
Geographic Concentration Risk. Because the Fund concentrates its investments in the Asia Pacific region, the Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting companies and countries within the ~~geographic regions in which the Fund invests~~ Asia Pacific region. Currency devaluations could occur in countries that have not yet experienced currency devaluation to date, or could continue to occur in countries that have already experienced such devaluations. As a result, the Fund may be more volatile than a more geographically diversified fund. If securities of companies in the Asia Pacific region fall out of favor, it may cause the Fund to underperform other funds that do not concentrate in this region of the world.

In addition, please note that “Asia Pacific Region Risk” is also described in the Principal Risks of Investment in the Fund section and reads as follows:

Asia Pacific Region Risk. Many of the countries in the Asia Pacific region are developing both politically, economically and/or socially, and may have relatively unstable governments and economies based on a limited number of commodities or industries. Securities markets in the Asia Pacific region are smaller and have a lower trading volume than those in the United States, which may result in the securities of some companies in the Asia Pacific Region being less liquid than similar U.S. or other foreign securities. Some currencies in the Asia Pacific region are more volatile than the U.S. dollar, and some countries in the Asia Pacific region may restrict the flow of money in and out of the country. As a result, many of the risks detailed below under “Risks of Foreign/Emerging Markets Investing” may be more pronounced due to concentration of the Fund’s investments in the Asia Pacific region.
Columbia Diversified Bond Fund

Comment 12.	The inclusion of the word “Bond” in the Fund’s name requires the 80% policy to provide that at least 80% of the Fund’s assets will be invested in bonds. The Fund’s 80% policy reads: Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt securities. Please explain why “other debt securities” are also part of the stated 80% policy.

Response:	Although the 80% policy includes “other debt securities”, the Fund invests 80% of its assets in bonds as mandated by Rule 35d-1.

Comment 13.	In the Principal Investment Strategies of the Fund section, please revise the following sentence to better reflect the potential risks of the Fund’s investments in high- and medium-quality debt securities:

“Although the Fund emphasizes high- and medium-quality debt securities, it will assume some credit risk in an effort to achieve higher yield and/or capital appreciation by buying lower-quality (junk) bonds.”

Response:	In the above-stated sentence the word “some” will be changed to “increased.”

Comment 14.	In the Principal Investment Strategies of the Fund section please state the Fund’s targeted maturity and provide a definition of “maturity.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.

Comment 15.	What is the lower limit of investing in securities rated “investment grade.”

Response:	The Fund’s prospectus currently states the following limits of investing in securities rated “investment grade”:
At least 50% of the Fund’s net assets will be invested in securities like those included in the Barclays Capital U.S. Aggregate Bond Index (the Index), which are investment grade and denominated in U.S. dollars.
Columbia Diversified Equity Income Fund

Comment 16.	What is the market cap of the securities the Fund will invest in? If the Fund invests in mid- and small-capitalization companies, please add a statement to the investment strategy to that effect and add the appropriate risk disclosure.

Response:	Primarily, this Fund will focus on large-capitalization companies. The Existing Fund (see the definition of “Existing Fund” in Response to Comment No. 3) currently holds less than 5% in mid and small capitalization companies. Therefore, we will not add at the current time disclosure to the Principal Investment Strategies in the Fund section and to the Principal Risks of Investing in the Fund section relating to mid and small capitalization companies.
Columbia Emerging Markets Bond Fund
Columbia Global Bond Fund

Comment 17.	The inclusion of the word “Bond” in the Fund’s name requires the 80% policy to provide that at least 80% of the Fund’s assets will be invested in bonds. The Fund’s 80% policy reads:
Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt securities. Please explain why “other debt securities” are also part of the stated 80% policy.

Response:	Although the 80% policy includes “other debt securities”, the Fund invests 80% of its assets in bonds as mandated by Rule 35d-1.

Comment 18.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide definition of “maturity.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.
Columbia Equity Value Fund

Comment 19.	What is the market cap of the securities the Fund will invest in? If the Fund intends to invest in mid- and small-capitalization companies, please add the appropriate disclosure along with appropriate risks.

Response:	Primarily, this Fund will focus on large-capitalization companies. The Existing Fund (see the definition of “Existing Fund” in Response to Comment No. 3) currently holds less than 5% in mid and small capitalization companies. Therefore we will not add at the current time disclosure to the Principal Investment Strategies in the Fund section and to the Principal Risks of Investing in the Fund section relating to mid and small capitalization companies.

Comment 20.	What are types of equity securities the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:
These securities, generally common stocks, may provide income, offer the opportunity for...
Columbia European Equity Fund

Comment 21.	What is the market cap of the securities the Fund will invest in? If the Fund intends to invest in mid- and small-capitalization companies, please add the appropriate disclosure along with appropriate risks.

Response:	Primarily, this Fund will focus on large-capitalization companies. The Existing Fund (see the definition of “Existing Fund” in Response to Comment No. 3) currently holds less than 5% in small capitalization companies and over 5% in mid-capitalization companies. Therefore Risk of Investing in Mid Capitalization Companies will be added to the Principal Risks of Investing in the Fund section and medium companies investments will be added to the Fund’s principal investment strategy.

Comment 22.	What are types of equity securities will the Fund invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:

Under normal market conditions, the Fund will invest in at least 80% of its net assets in equity securities of European issuers. These equity securities generally include common stocks.

Comment 23.	In the Principal Risks of Investing in the Fund section, please revise Geographic Concentration Risk so that it identifies risks of investing in securities of European issuers.

Response:	The Geographic Concentration Risk has been revised to read as follows:

Geographic Concentration Risk. Because the Fund concentrates its investments in Europe, the Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting companies and countries in Europe. Currency devaluations could occur in countries that have not yet experienced currency devaluation to date, or could continue to occur in countries that have already experienced such devaluations. As a result, the Fund may be more volatile than a more geographically diversified fund. If securities of companies in Europe fall out of favor, it may cause the Fund to underperform other funds that do not concentrate in this region of the world.
Columbia Global Equity Fund

Comment 24.	What is the market cap of the securities the Fund will invest in? If the Fund intends to invest in mid- and small-capitalization companies, please add the appropriate disclosure along with appropriate risks.

Response:	Primarily, this Fund will focus on companies with different market caps. The Existing Fund (see the definition of “Existing Fund” in Response to Comment No. 3) currently holds less than 5% in small capitalization companies and over 5% in mid-capitalization companies. Therefore the Risk of Investing in Mid Capitalization Companies will be added to the Principal Risks of Investing in the Fund section and medium companies investments will be added to the Fund’s principal investment strategy.

Comment 25.	What are types of equity securities the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:
Under normal market conditions, at least 80% of the Fund’s net assets will be invested in equity securities, including securities of companies located in developed and emerging markets. These equity securities generally include common stocks.

Columbia High Yield Bond Fund
Columbia Income Opportunities Fund
Columbia U.S. Government Mortgage Fund

Comment 26.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide definition of “maturity.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund sections:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.
Columbia Large Core Quantitative Fund
Columbia Large Growth Quantitative Fund
Columbia Large Value Quantitative Fund

Comment 27.	The Fund’s stated policy of investing in companies with market capitalization greater than $5 billion at the time of purchase does seems low for investing in large-cap stocks, which should be the Fund’s main focus based on its name.

Response:	Because it is difficult to find consensus within the industry as to what constitutes “large cap” or any other market cap, especially in light of current market conditions with market caps changing regularly, we believe that stating a definitive cap (of $5 billion in the case of the Fund) provides a clear and unequivocal description to investors of the Fund’s 80% policy. Additionally, Rule 35d-1 would not require the Fund to alter its 80% policy to require a higher market cap.

Comment 28.	What are the types of equity securities that the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:
These equity securities generally include common stocks.
Columbia Mid Cap Value Opportunity Fund

Comment 29.	What are the types of equity securities that the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:
Under normal market conditions, The Fund invests at least 80% of its net assets in equity securities of medium-sized companies. These equity securities generally include common stocks.

Comment 30.	Please add as a principal risk the risk of investing in small capitalization companies since the Fund’s principal investment strategy includes investments in stocks of “smaller companies.”

Response:	The requested disclosures will be added.

Comment 31.	Please add as a principal risks Credit Risk and Interest Rate Risk to the Principal Risks of Investing in the Fund section since the Fund’s principal investment strategy includes investments in preferred, convertibles or other debt securities.

Response:	The Existing Fund (see the definition of Existing Fund in Comment No. 3) does not hold any debt securities at this time. Therefore, we will not add at the current time Credit Risk or Interest Rate Risk to the Principal Risks of Investing in the Fund section. The reference to investments in preferred, convertibles or other debt securities will be deleted from the Principal Investment Strategies of the Fund section.
Columbia Minnesota Tax-Exempt Fund

Comment 32.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide definition of “maturity.”

Response:	The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.

Comment 33.	Please consider adding the State-Specific Municipal Securities Risk to this Fund.

Response:	The following “Municipal Securities Risk” will be added to the Fund:
Municipal Securities Risk. Because the Fund invests predominantly in Minnesota municipal securities, the Fund’s investments and its performance may be negatively impacted by local, state or regional factors or events, including state or local legislation or policy changes (such as economic or political changes), tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, and changes in the credit ratings assigned to municipal issuers of Minnesota.

Comment 34.	Please add the risk of investing in junk bonds since the Fund intends to invest up to 25% of its net assets in lower quality bonds (junk bonds).

Response:	High Yield Securities Risk will be added to the Principal Risks of Investing in the Fund section.

Columbia Multi-Advisor International Value Fund
Columbia Multi-Advisor Small Cap Value Fund

Comment 35.	What are types of equity securities the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:

For Columbia Multi-Advisor International Value Fund

These equity securities generally include common stocks.

For Columbia Multi-Advisor Small Cap Value Fund
The Fund may invest in any types of securities, including common stocks and Depository Receipts.
Columbia Select Large-Cap Value Fund

Comment 36.	The Fund’s stated policy of investing in companies with market capitalization greater than $4 billion or more at the time of purchase seems low for investing in large-cap stocks, which should be the Fund’s main focus based on its name tied to the 80% policy.

Response:	Because it is difficult to find consensus within the industry as to what constitutes “large cap” or any other market cap, especially in light of current market conditions with market caps changing regularly, we believe that stating a definitive cap (of $4 billion in the case of the Fund) provides a clear and unequivocal description to investors of the Fund’s 80% policy. Additionally, Rule 35d-1 would not require the Fund to alter its 80% policy to require a higher market cap.
Columbia Seligman Communications and Information Fund

Comment 37.	What are types of equity securities the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:

These equity securities generally include common stocks.

Comment 38.	What is the market capitalization of the companies the Fund intends to invest in?

Response:	It is stated in the Principal Investment Strategies of the Fund section that the Fund will invest in securities of large and small-to-medium size companies. The risks of investing in small and mid-sized companies are also stated in the Principal Risks of Investing in the Fund section.
Columbia Strategic Allocation Fund

Comment 39.	What are types of equity securities the Fund will invest in (e.g., common stock, preferred stock)?

Response:	The disclosure will be revised to read as follows:

These equity securities generally include common stocks.

Comment 40.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide definition of “maturity.”

Response:	The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.
INVESTMENT MANAGER SECTION — ALL FUNDS

Comment 41.	Please confirm the Funds are in compliance with an order from the Securities and Exchange Commission (SEC), which allows the Funds to add or changes unaffiliated subadvisers or change the fees paid to the subadvisers without obtaining shareholder approval of the change.

Response:	We confirm the Funds are in compliance with the above-referenced SEC order.

Comment 42.	Please state in which shareholder report a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Response:	Each Fund’s prospectus will state which report (annual or semi-annual) and the month-end of such report in which will be presented a discussion regarding the basis for the Board approving the Investment Management Services Agreement.
STATEMENT OF ADDITIONAL INFORMATION
ALL FUNDS

Comment 43.	In the Fundamental Policies Table, for Columbia Absolute Return Currency and Income Fund E7 does not seem to be the right policy.

Response:	The stated concentration policy in the Fund’s SAI is correct and we believe it is appropriate. The Fund is in compliance with the policy.

Comment 44.	Please explain why Columbia AMT-Free Tax-Exempt Fund and Columbia Dividend Opportunity Fund do not have a policy of concentrating in one industry.

Response:	The following concentration policy will be added to Columbia Dividend Opportunity Fund:
The Fund will not concentrate in any one industry. According to the present interpretation by the Securities and Exchange Commission (SEC), this means that up to 25% of the Fund’s total assets, based on current market value at time of purchase, can be invested in any one industry.

The following concentration policy will be added to Columbia AMT-Free Tax-Exempt Fund:
The fund will not invest more than 25% of total assets, at market value, in any one industry; except that municipal securities and securities of the U.S. Government, its agencies and instrumentalities are not considered an industry for purposes of this limitation.

Comment 45.	In the section Board Members and Officers, please describe why the leadership structure of the Funds’ board is appropriate for the Funds, and add disclosure about the director/trustees’ qualifications, background and areas of expertise.

Response:	We believe the existing disclosure and professional background chart found on page 93 adequately addresses the leadership structure and qualifications of the trustees. Such disclosure is repeated below for your convenience.
The Board believes that the funds are well-served by a Board, the membership of which consists of persons that represent a broad mix of professional and personal backgrounds. In considering nominations, the Committee takes the following matrix into account in assessing how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board.

PROFESSIONAL BACKGROUND — 2010
Audit
		For Profit;	Non-Profit;					Committee;
		CIO/CFO;	Government;		Legal;			Financial
Name	Geographic	CEO/COO	CEO	Investment	Regulatory	Political	Academic	Expert
Blatz	MN		X		X	X
Carlton	NY			X	X			X
Flynn	MA						X
Jones	MD				X			X
Lewis	MN		X				X
Maher	CT	X		X				X
Paglia	NY	X		X				X
Richie	MI	X			X
Taunton-Rigby	MA	X		X				X
With respect to the directorship of Mr. Truscott, who is not an Independent Director, the committee and the Board have concluded that having a senior member of the investment manager serve on the Board can facilitate the Independent Directors’ increased access to information regarding the funds’ investment manager, which is the funds’ most significant service provider.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.